UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNC EMPLOYEES’

401(k) SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation

150 N.  Radnor Chester Road

Radnor,  PA    19087

Audited Financial Statements and Supplemental Schedule

LNC Employees’ 401(k) Savings Plan

As of December 31, 2013 and 2012, and for the

Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

LNC Employees’ 401(k) Savings Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2013 and 2012, and for the

Year Ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm.........................................................................................................................1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year).................................................................................................................13

0

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Benefits Committee

LNC Employees’ 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of LNC Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LNC Employees’ 401(k) Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is  presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 30, 2014

	As of December 31,
	2013	2012
Assets
Investments:
Mutual funds	$169,717,659	$442,641,607

LNC Employees’ 401(k) Savings Plan

Statements of Net Assets Available for Benefits

Collective investment trusts	691,653,415	215,986,245
Common stock - Lincoln National Corporation	158,478,809	93,384,136
Investment contract - The Lincoln National Life Insurance Company	262,326,074	239,035,469
Money market fund	5,028,867	3,304,880
Brokerage account	30,097,198	16,660,855
Total investments	1,317,302,022	1,011,013,192

Notes receivable from participants	28,704,965	25,085,197
Net assets available for benefits	$1,346,006,987	$1,036,098,389

See accompanying Notes to the Financial Statements

Year Ended
December 31, 2013
Additions
Net investment income (loss):

LNC Employees’ 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Net appreciation (depreciation) in fair value of investments	$238,406,266
Interest and dividends	19,342,197
Total net investment income (loss)	257,748,463

Interest income on notes receivable from participants	1,112,121

Contributions:
Employer	72,314,177
Participant	50,691,758
Rollover	10,899,693
Total contributions	133,905,628
Total additions	392,766,212

Deductions
Benefits paid to participants	82,196,395
Administrative expenses	316,204
Total deductions	82,512,599

Net increase (decrease) before transfer of assets	310,253,613
Transfer from (to) affiliated plans	(345,015)
Net increase (decrease)	309,908,598

Net assets available for benefits
Beginning of year	1,036,098,389
End of year	$1,346,006,987

See accompanying Notes to the Financial Statements

1.   Description of the Plan

The following description of the LNC Employees’ 401(k) Savings Plan (“Plan”) is a summary only and the detailed Plan document can be obtained from Lincoln National Corporation (“LNC” or the “Employer”) Human Resources (“Plan Administrator”).

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

General

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan may be amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

Eligibility

The Plan is a contributory, defined contribution plan that covers substantially all employees of the Employer and certain of its subsidiaries who meet the conditions of eligibility to participate as defined by the Plan document.

Contributions

Participants may contribute up to 75% of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations as determined by the Internal Revenue Service (“IRS”).  All newly-hired or rehired employees are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 6% of eligible earnings.  A participant may elect to not participate in the Plan or change the pre-tax contribution rate from 6%.  A participant may also elect to reduce his or her earnings to make Roth 401(k) contributions to the Plan.  Roth 401(k) contributions are includable in the participant’s gross income at the time of deferral and must be irrevocably designated as Roth 401(k) contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as determined by the IRS and ERISA.

Employer contributions are provided to the Plan.  The basic Employer match is $1.00 for each $1.00 that a participant contributes each pay period, up to 6% of eligible earnings.  The “core” or guaranteed Employer contribution is 4% of eligible earnings per pay period and is contributed to each eligible employee regardless of whether the employee elects to defer earnings into the Plan.  In addition, certain eligible employees are qualified for a “transition” Employer contribution between 0.2% and 8.0% of eligible earnings per pay period which will continue for a period of 10 years beginning on January 1, 2008.  Eligibility for transition Employer contributions is based on a combination of age and vesting years of service as provided in the Plan document with a minimum 10-year vesting service requirement for legacy LNC employees, and a minimum 5-year vesting service requirement for legacy Jefferson-Pilot employees.  Eligibility for transition Employer contributions and the applicable percentage used to determine a participant’s transition contribution was established on December 31, 2007, and applies only to those who were participants as of December 31, 2007.  A participant cannot grow into transition Employer contributions.  Transition Employer contributions will cease on December 31, 2017.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, collective investment trusts, a guaranteed investment contract issued by the Lincoln National Life Insurance Company (“LNL”), and the LNC common stock fund as investment options for participants. In addition, participants have the option of utilizing a self-directed brokerage account (“brokerage account”), through which participants are able to invest in a variety of securities including mutual funds, equities, or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Separate accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contributions and rollover, the Employer contributions, and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

Vesting

Participants’ pre-tax contributions, Roth 401(k) contributions, Employer match contributions, transition Employer contributions and earnings thereon are fully vested at all times.  Participants eligible for the core Employer contributions are fully vested after two years of service.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s account is forfeited.  Forfeited non-vested amounts may be used to reduce future Employer contributions or pay administrative expenses of the Plan.  During the year ended December 31,

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

2013, forfeitures of $563,366 were used to reduce Employer contributions.  At December 31, 2013 and 2012, unallocated forfeitures were $571,632 and $745,036, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of 50% of the participant’s vested account value or $50,000, reduced by the highest outstanding loan balance in the previous 12-month period.  Loan terms range from 1 to 5 years or up to 20 years for the purchase of a principal residence.  Participant loans bear interest at a rate commensurate with prevailing rates for loans of a similar type as determined by the Plan Administrator.  Interest rates on outstanding participant loans ranged from 4.25% to 10.75% with maturities through 2033 as of December 31, 2013.

Benefit Payments

Upon termination of service due to disability, retirement, or termination, a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account or an installment option if certain criteria are met; in case of death, the participant’s beneficiary makes that election.

Participants with vested account balances less than $1,000 are immediately distributed as a lump-sum under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all non-vested participant account balances would become fully vested.

2.   Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Fully Benefit-Responsive Investment Contracts Topic, investment contracts held by a defined contribution plan that are fully benefit-responsive are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.  The LNL investment contract held by the Plan is carried in the Statements of Net Assets Available for Benefits at contract value, which approximates the fair value of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded when earned.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal balance plus any accrued interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

Administrative Expenses

The Plan's administrative expenses are paid by either the Plan or Employer, as provided by the Plan document.

Accounting Estimates and Assumptions

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain amounts reported in the financial statements.  Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2013	2012
Mutual funds:
American Funds Growth Fund of America R-6	$103,029,083	$-
Vanguard Institutional Index	-	97,741,367
Delaware Foundation Moderate Allocation Fund	-	79,177,748
Columbia Acorn Select-Z Fund	-	74,684,677
American Funds Growth Fund of America R-5	-	65,390,595

Collective investment trusts:
Delaware Foundation Diversified Income Trust	*	69,013,074

LNC common stock	158,478,809	93,384,136

LNL investment contract	262,326,074	239,035,469

*    Represents less than 5% of the fair value of the Plan’s net assets

During the year ended December 31, 2013, all of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$69,550,242
Collective investment trusts	80,533,095
LNC common stock	85,129,110
Brokerage account	3,193,819
Total	$238,406,266

4.   Fair Value of Financial Investments

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, the financial instruments carried at fair value are categorized into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.  The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3: Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following is a description of the valuation methodologies used for investments measured at fair value pursuant to the fair value hierarchy.

LNC Common Stock (including common stock within the brokerage account)

LNC common stock and common stock within the brokerage account are valued at the closing price on the last business day of the Plan year on the active market on which the individual security is traded.  The inputs used to measure the fair value of LNC common stock and common stock within the brokerage account are classified as Level 1 within the fair value hierarchy.

Mutual Funds (including mutual funds within the brokerage account)

Mutual funds, including those within the brokerage account, are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund that focus on accumulating earnings while maintaining the appropriate level of diversified risk.  The inputs used to measure the fair value of the mutual funds, including those within the brokerage account, are classified as Level 1 within the fair value hierarchy.

Collective Investment Trusts

Collective investment trusts are public investment vehicles, valued using the NAV provided by the administrator of the trust, that focus on stability of maintaining principal and a steady growth of earnings while matching the appropriate level of risk to the type of trust.  There are currently no redemption restrictions on the collective investment trusts.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the collective investment trusts are classified as Level 2 within the fair value hierarchy.

Money Market Fund (including the money market fund within the brokerage account)

The money market fund, including the money market fund within the brokerage account, is a public investment vehicle valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV is quoted on a private market that is not active; however, the unit price of the underlying investments is traded on an active market.  The inputs used to measure the fair value of the money market fund, including the money market fund within the brokerage account, are classified as Level 2 within the fair value hierarchy.

LNL Investment Contract

The LNL investment contract is a fully benefit-responsive investment contract and is reported at contract value, which approximates fair value.  Contract value represents participant contributions, plus earnings at guaranteed crediting rates, less participant withdrawals.  As a result, the LNL investment contract is classified as Level 3 within the fair value hierarchy.  For further information, see Note 5.

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2013 or December 31, 2012.  There were no significant transfers between Level 1, Level 2 or Level 3 for the year ended December 31, 2013.

The valuation methods described above and in Note 5 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets:

	As of December 31, 2013
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Growth	$ 103,029,083	$ -	$ -	$ 103,029,083
International	66,688,576	-	-	66,688,576
Collective investment trusts:
Small-Mid Cap Value Fund	-	9,916,100	-	9,916,100
Large Cap Value Trust	-	61,987,617	-	61,987,617
Small-Mid Cap Growth Trust	-	48,739,372	-	48,739,372
Large Cap Growth Trust	-	40,684,046	-	40,684,046
Diversified Income Trust	-	62,231,900	-	62,231,900
International Growth Fund	-	53,007,080	-	53,007,080
Diversified Real Asset Fund	-	5,611,213	-	5,611,213
Target Retirement Funds	-	337,323,590	-	337,323,590
International Equity Fund	-	6,303,480	-	6,303,480
Small-Mid Cap Index Fund	-	31,101,286	-	31,101,286
Large Cap Index Fund	-	30,535,171	-	30,535,171
U.S. Bond Index Fund	-	4,212,560	-	4,212,560
LNC common stock	158,478,809	-	-	158,478,809
LNL investment contract	-	-	262,326,074	262,326,074
Money market fund	-	5,028,867	-	5,028,867
Brokerage account	24,748,151	5,349,047	-	30,097,198
Total investments	$ 352,944,619	$ 702,031,329	$ 262,326,074	$ 1,317,302,022

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

	As of December 31, 2012
	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual funds:
Conservative	$ 221,948,387	$ -	$ -	$ 221,948,387
Moderate	79,177,748	-	-	79,177,748
Growth	96,015,203	-	-	96,015,203
International	45,500,269	-	-	45,500,269
Collective investment trusts:
Large Cap Value Trust	-	43,059,959	-	43,059,959
International Equity Trust	-	2,457,450	-	2,457,450
Small Cap Growth Trust	-	30,399,291	-	30,399,291
Diversified Income Trust	-	69,013,074	-	69,013,074
Large Cap Growth Trust	-	26,801,407	-	26,801,407
International Growth Fund	-	44,255,064	-	44,255,064
LNC common stock	93,384,136	-	-	93,384,136
LNL investment contract	-	-	239,035,469	239,035,469
Money market fund	-	3,304,880	-	3,304,880
Brokerage account	12,585,676	4,075,179	-	16,660,855
Total investments	$ 548,611,419	$ 223,366,304	$ 239,035,469	$ 1,011,013,192

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31:

LNL Investment
Contract
2013
Balance, beginning of year	$239,035,469
Purchases	49,408,524
Sales	(26,117,919)
Balance, end of year	$262,326,074

LNL Investment
Contract
2012
Balance, beginning of year	$200,566,746
Purchases	60,630,009
Sales	(22,161,286)
Balance, end of year	$239,035,469

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

5.  LNL Investment Contract

The LNL investment contract is a group fixed annuity contract, backed by the creditworthiness of LNL, which has no maturity date.  Deposits made to the investment contract are deposited in LNL’s general account.  LNL is contractually obligated to repay the principal and a specified crediting interest rate that is guaranteed to the Plan.  There are no reserves against contract value for credit risk of LNL or otherwise.   Participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at contract value within reasonable time frames.  Restrictions apply to the aggregate movement of funds to other investment options.

The investment contract has a credited interest rate that is based on the three-year average of the Barclays Capital U.S. Intermediate Government / Credit Bond Index plus 20 basis points and can be changed quarterly.  The average yield and crediting interest rate were 3.00% for December 31, 2013 and 2012, respectively.

There is no event that limits the ability of the Plan to transact at less than contract value with LNL.  There are also no events or circumstances that would allow LNL to terminate the group fixed annuity contract with the Plan and settle at an amount different from contract value.

6.   Income Tax Status

The Plan received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan has been amended.  However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

The Plan Administrator has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.   Party-in-Interest Transactions

The Plan’s investments represent funds invested in, or maintained by, Wilmington Trust, Lincoln Retirement Services Company, LLC (“LRSC”) and TD Ameritrade.  Wilmington Trust is the Trustee for the Plan assets, LRSC, an affiliate of LNC, is the recordkeeper for the Plan and TD Ameritrade is the custodian of the brokerage account assets and, therefore, these investments represent exempt party-in-interest transactions.  All fees paid to LRSC for its services provided to the Plan were paid by LNC.

8.   Concentrations of Credit Risks

As of December 31, 2013, the Plan had investments in LNC common stock and the LNL investment contract of $158,478,809 and $262,326,074, respectively (12% and 19% of net assets, respectively).  As of December 31, 2012, the Plan had investments in LNC common stock and LNL investment contract of $93,384,136 and $239,035,469, respectively (9% and 23% of net assets, respectively).  LNC and LNL operate predominately in the insurance and investment management industries.

9.   Related Party Transactions

The Plan invests in the LNL investment contract, which is a guaranteed investment contract in the general account of LNL.  The fair value of the LNL investment contract was $262,326,074 and $239,035,469 at December 31, 2013 and 2012, respectively.  Total interest and dividends from the LNL investment contract was $7,422,702 for the year ended December 31, 2013.

At December 31, 2013, Wilmington Trust held approximately 3,871,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 79% was allocable to the Plan.  At December 31, 2012, Wilmington Trust held approximately 4,451,000 shares of LNC common stock in the Lincoln Stock Fund, of which approximately 81% was allocable to the Plan.  During the year

LNC Employees’ 401(k) Savings Plan

Notes to the Financial Statements

ended December 31, 2013, Wilmington Trust recorded dividend income on LNC common stock of approximately $2,004,000, of which approximately 81% was allocable to the Plan.

Supplemental Schedule

LNC Employees' 401(k) Savings Plan
Plan Number: 009
EIN: 35-1140070
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2013

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest,	Cost	Current
	Lessor or Similar Party	Par or Maturity Value	**	Value

	Mutual funds:
	American Funds	Growth Fund of America R-6		$ 103,029,083
	Dodge & Cox	International Stock Fund		66,688,576
	Total mutual funds			169,717,659

	Collective investment trusts:
	Boston Co. Asset Management, LLC	U.S. Small-Mid Cap Value Fund		9,916,100
	Delaware Foundation	Large Cap Value Trust		61,987,617
	Delaware Foundation	Small-Mid Cap Growth Trust		48,739,372
	Delaware Foundation	Large Cap Growth Trust		40,684,046
	Delaware Foundation	Diversified Income Trust		62,231,900
	MFS	International Growth Fund		53,007,080
	PIMCO	Diversified Real Asset Fund		5,611,213
	State Street Global Advisors Ltd.	Target Retirement Income Fund		2,107,741
	State Street Global Advisors Ltd.	Target Retirement 2010 Fund		7,201,318
	State Street Global Advisors Ltd.	Target Retirement 2015 Fund		27,514,416
	State Street Global Advisors Ltd.	Target Retirement 2020 Fund		43,265,029
	State Street Global Advisors Ltd.	Target Retirement 2025 Fund		56,362,420
	State Street Global Advisors Ltd.	Target Retirement 2030 Fund		55,613,948
	State Street Global Advisors Ltd.	Target Retirement 2035 Fund		53,605,460
	State Street Global Advisors Ltd.	Target Retirement 2040 Fund		38,312,425
	State Street Global Advisors Ltd.	Target Retirement 2045 Fund		30,257,062
	State Street Global Advisors Ltd.	Target Retirement 2050 Fund		18,848,884
	State Street Global Advisors Ltd.	Target Retirement 2055 Fund		4,234,887
	State Street Global Advisors Ltd.	Global All Cap Equity Fund		6,303,480
	State Street Global Advisors Ltd.	Russell Small/Mid Cap Index Fund		31,101,286
	State Street Global Advisors Ltd.	Russell Large Cap Index Fund		30,535,171
	State Street Global Advisors Ltd.	U.S. Bond Index Fund		4,212,560
	Total collective investment trusts			691,653,415

*	LNC	Common stock		158,478,809

*	LNL	Investment contract - at contract value		262,326,074

*	Wilmington Trust	Money market fund		5,028,867

*	TD Ameritrade	Brokerage account		30,097,198

*	Participant loans	Maturing through December 2033, interest rates
		ranging from 4.25% to 10.75%		28,704,965
				$ 1,346,006,987

*	Represents a permitted party-in-interest
**	Cost information is not required for participant-directed investments

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of the LNC Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     LNC Employees’ 401(k) Savings Plan

     By:  /s/ George A. Murphy

Date:  June 30, 2014      George A. Murphy, Chair, Lincoln National Corporation

     Benefits Committee